SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

172406 10 0
(CUSIP Number)

Christopher J. McGurk
Cinedigm Corp.
902 Broadway, 9th Floor
New York, NY 10010
 (212) 206-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406 10 0	13D	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher J. McGurk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,367,400*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,367,400*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,367,400*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.		TYPE OF REPORTING PERSON IN
*  Includes 6,000,000 shares issuable upon the exercise of stock options, of which (i) 4,500,000 are currently exercisable and (ii) 500,000 become exercisable on March 31 of each of 2015, 2016 and 2017.

CUSIP No. 172406 10 0	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), issued by Cinedigm Corp. (the “Issuer”). The Issuer’s principal executive office is located at 902 Broadway, 9th Floor, New York, New York 10010.

Item 2.  Identity and Background.

Christopher J. McGurk (the “Reporting Person”) is an individual who is the Chairman and Chief Executive Officer of the Issuer, having a principal business address c/o Cinedigm Corp., 902 Broadway, 9th Floor, New York, New York 10010.  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 23, 2015, the Reporting Person acquired 167,785 shares of Common Stock from the Issuer priced at $1.49 per share. As a result, the Reporting Person owns a total of 367,400 shares of Common Stock which, together with the Reporting Person’s options to purchase 6,000,000 shares of Common Stock, equals 7.7% of the outstanding shares of Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments

CUSIP No. 172406 10 0	13D	Page 4 of 7 Pages

corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)     As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the direct beneficial owner of an aggregate of 6,367,400 shares of Common Stock over all of which securities he has sole voting and dispositive power.

The 6,367,400 shares of Common Stock beneficially owned by the Reporting Persons represent 7.7% of the issued and outstanding shares of Common Stock based on 76,953,223 shares of Common Stock outstanding as of February 10, 2015 as set forth by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2014 as filed with the SEC on February 12, 2015.

(c)    Except as set forth below, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days:

Date	Security	Amount Acquired (Disposed)	Price	Where Transaction Effected
3/23/15	Common Stock	167,785	$1.49	Directly from Issuer

(d)           None.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

10.1
Employment Agreement between the Issuer and Christopher J. McGurk dated as of August 22, 2013 (incorporated by reference to the Company's Form 8-K filed with the Commission on August 28, 2013 (File No. 001-31810)).

CUSIP No. 172406 10 0	13D	Page 5 of 7 Pages

10.2
Stock Option Agreement between the Issuer and Christopher J. McGurk dated as of December 23, 2010 (incorporated by reference to the Company's Form 8-K filed with the Commission on January 3, 2011 (File No. 001-31810)).

10.3	Form of Stock Option Agreement (incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Commission on April 25, 2005 (File No. 333-124290)).

CUSIP No. 172406 10 0	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 24, 2015
/s/ Christopher J. McGurk
Christopher J. McGurk

CUSIP No. 172406 10 0	13D	Page 7 of 7 Pages

Exhibit Index

Exhibit No.	Description

10.1
Employment Agreement between the Issuer and Christopher J. McGurk dated as of August 22, 2013 (incorporated by reference to the Company's Form 8-K filed with the Commission on August 28, 2013 (File No. 001-31810)).

10.2
Stock Option Agreement between the Issuer and Christopher J. McGurk dated as of December 23, 2010 (incorporated by reference to the Company's Form 8-K filed with the Commission on January 3, 2011 (File No. 001-31810)).

10.3	Form of Stock Option Agreement (incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Commission on April 25, 2005 (File No. 333-124290)).